SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-9300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES INC.

MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Page 1 of 25 pages

Exhibit Index: Page 24

The Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the “Plan”) is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

Schedule of Assets (Held at End of Year) at December 31, 2004

Signature

Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Coca-Cola Enterprises Inc.

Matched Employee Savings and Investment Plan

Year ended December 31, 2004 and as of December 31, 2004 and 2003 with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Audited Financial Statements

and Supplemental Schedule

Year Ended December 31, 2004 and as of December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Finance Committee of the Board of Directors

Coca-Cola Enterprises Inc.

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

June 24, 2005

Coca-Cola Enterprises Inc.

Matched Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$1,100,927,358	$1,091,042,675
Investments, at contract value	161,939,303	149,317,365
Employer contribution receivable	—	16,796,420

Net assets available for benefits	$1,262,866,661	$1,257,156,460

See accompanying notes.

Coca-Cola Enterprises Inc.

Matched Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$23,503,583

Contributions:
Participant	80,274,740
Employer	14,515,133

94,789,873

Transfers:
From other company-sponsored plan	24,170
From plan sponsored by The Coca-Cola Company	53,181

77,351

Total additions	118,370,807

Deductions from net assets attributed to:
Distributions to participants	99,077,281
Net depreciation in fair value of investments	12,990,201
Administrative expenses	593,124

Total deductions	112,660,606

Net increase	5,710,201

Net assets available for benefits:
Beginning of year	1,257,156,460

End of year	$1,262,866,661

See accompanying notes.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Enterprises Inc. (the Company).

The Plan was originally adopted effective January 1, 1988 and restated effective January 1, 1997, and is a defined contribution plan covering all non-bargaining employees of Coca-Cola Enterprises Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Eligibility

All non-bargaining employees are eligible to participate in the Plan on the later of (1) the first of the month following the completion of two months of service or (2) the month in which such employee becomes a “covered employee” as defined by the Plan agreement. At that time, the participant may elect to begin compensation deferrals. Participants become eligible to receive employer matching contributions as of the first payroll date following the later of (1) completion of two months of service or (2) the date such employee becomes a covered employee.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions and Employer Contribution Receivable

The Plan allows a participant to contribute up to 30% of eligible compensation on a pre-tax basis, and between 1% and 10% of eligible compensation on an after-tax basis, as defined by the Plan agreement and subject to certain Internal Revenue Code (the IRC) limitations. A participant may elect to change his or her rate of contributions or suspend contributions at any time. The Company matched participant contributions in an amount equal to 25% of the first 7% of the participant’s pre-tax deferrals contributed during 2004 and 75% of the first 7% of a participant’s pre-tax deferrals contributed during 2003. The employer contribution receivable at December 31, 2003 represented the additional employer match to increase 2003 employer contributions. The additional employer contribution was received by the Plan in January 2004.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution and actual earnings thereon is based on continuous service. A participant is 100% vested on the twelfth month anniversary of their hire date. All participants become fully vested upon death, total disability or retirement. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Company’s contribution and the Plan’s earnings and losses. The allocations are based on participant earnings and account balances as defined in the Plan agreement. The balance of forfeited nonvested accounts was approximately $132,000 at December 31, 2004 and approximately $97,000 at December 31, 2003. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account into or out of this Plan. During the year ended December 31, 2004, other Company-sponsored plans transferred participant accounts totaling $24,170 to the Plan.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants who are employed at the time of the loan request, including an employee on leave, may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from one to five years and extend up to 15 years for principal residence loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions and the interest paid is applied directly to the participant’s account balance.

Withdrawals and Payments of Benefits

Distributions of a participant’s vested account balance shall be made during the period following his or her retirement, death, disability or termination of employment.

Distributions to participants shall be made in a single lump sum payment if their vested account balance is $1,000 or less. If the participant’s vested account balance exceeds $1,000, the Plan permits distribution in a single lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Voluntary withdrawals from the balance of the participant’s pre-tax contribution account become available after the participant attains age 59½. Prior to the attainment of age 59½, a withdrawal from these accounts would be available only for a financial hardship.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

The Company expects to continue the Plan indefinitely but has the right under the Plan agreement to terminate the Plan. In the event of Plan termination, all participants become 100% vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Valuation of Investments

Short-term investment funds are stated at fair value, which approximates cost and is based on quoted redemption values determined by the trustee, Putnam Fiduciary Trust Company. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued at fair value based on quoted market prices on national exchanges on the last business day of the Plan year. Investments in collective trust funds are stated at fair value, based on quoted redemption values as determined by the trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

The PRIMCO Stable Value Fund (the “PRIMCO fund”) invests in guaranteed investment contracts (GICs), both traditional and synthetic, and cash equivalents. The synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of corporate and government bonds, 103-12 investment entities, and pooled separate accounts, the underlying values of which are based on quoted redemption value as determined by the trustee. These assets are held in the name of the Plan in conjunction with a corresponding contract (a “wrapper”) with the issuer of the SIC to provide a rate of return (based on investment experience and reset periodically) on the cost of the investments.

Contracts within the PRIMCO fund are fully benefit-responsive and are therefore carried at contract value in accordance with AICPA Statement of Position 94-4, “Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined-Contribution Benefit Pension Plans.” At December 31, 2004 and 2003, contract value approximated fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yields were approximately 4.4% and 5.0%, for the years ended December 31, 2004 and 2003, respectively. The crediting interest rates were approximately 4.5% and 4.6%, at December 31, 2004 and 2003, respectively. Participants investing in the PRIMCO fund are subject to risk of default by issuers of the investment contracts and the specific investments underlying the SICs. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The fair values of the underlying assets of the SICs and the values of the related wrapper contracts are as follows:

	December 31
	2004	2003
Fair value of the underlying assets of the SICs:
Fixed Income Securities	660,331	1,576,479
Insurance Company Pooled Separate Account	4,646,051	7,080,099
Short Term Investment Fund	287,664	83,443
US Treasury Note	3,529,121	9,390,160
103-12 Investment Entities	155,192,151	136,091,501

	164,315,318	154,221,682
Fair value of the related wrapper contracts	(2,376,015)	(4,904,317)

Contract value	161,939,303	149,317,365

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2004
Net appreciation (depreciation) in fair value of investments (as determined by quoted market prices):
Common stock	($35,821,305)
Collective trust funds	1,037,232
Mutual funds	33,331,671

(1,452,402)

Net depreciation in fair value of investments (as determined by Trustee):
Collective trust funds	(11,537,799)

Net depreciation in fair value of investments	$(12,990,201)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
Common Stock of Coca-Cola Enterprises Inc.	$342,653,750	$376,289,741
Common Stock of The Coca-Cola Company	82,726,939	117,222,613
Panagora 50/50 Fund	175,289,732	203,282,400
Participant loans	83,862,442	75,153,681
PRIMCO Stable Value Fund	170,385,860	157,782,437
Putnam Fund for Growth and Income	72,046,503	65,933,850

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

The following schedule details transactions in the common stock of The Coca-Cola Company, a significant shareowner of Coca-Cola Enterprises Inc. during 2004:

	Shares	Fair Value
Balance at January 1, 2004	2,309,805	$117,222,613
Purchases	54,462	2,486,312
Sales	(377,072)	(17,303,197)
Realized Gains, net	—	9,227,141
Unrealized Losses, net	—	(28,905,930)

Balance at December 31, 2004	1,987,195	$82,726,939

Dividends received in 2004	—	$2,126,019

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest (continued)

The following schedule details transactions in the common stock of Coca-Cola Enterprises Inc. during 2004:

	Shares	Fair Value
Balance at January 1, 2004	17,205,749	$376,289,741
Purchases	2,930,024	66,962,796
Sales	(3,701,540)	(84,456,271)
Realized Gains, net	—	14,063,407
Unrealized Losses, net	—	(30,205,923)

Balance at December 31, 2004	16,434,233	$342,653,750

Dividends received in 2004	—	$2,690,841

5. Transfers from Plan Sponsored by The Coca-Cola Company

During 2004, certain individuals formerly employed by The Coca-Cola Company became employees of Coca-Cola Enterprises Inc. Participant accounts totaling $53,181 related to these individuals were transferred from a plan sponsored by The Coca-Cola Company to the Plan during 2004.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Other Matters

On December 3, 2004, the Plan administrator, a committee of management of the Plan sponsor, approved a change in recordkeeper and trustee for the Plan from Mercer HR Outsourcing (previously Putnam Fiduciary Trust Company) to JPMorgan Retirement Plan Services and JPMorgan Chase Bank, N.A., effective August 1, 2005. The effective date of the transfer of assets will also be August 1, 2005.

8. Subsequent Events

The Plan administrator resolved on February 22, 2005 that, effective August 1, 2005, the vesting requirement in the Plan would be eliminated and all participants would be fully vested in their account balances.

On February 22, 2005, the Plan administrator approved that, concurrent with the transfer of assets to JPMorgan Chase Bank, N.A., the new trustee, no further contributions be allowed into the Panagora 50/50 Fund.

Supplemental Schedule

Coca-Cola Enterprises Inc.

Matched Employee Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year)

EIN #58-0503352    Plan #006

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Short-Term Investments, Collective Trusts and Common Stock Mutual Funds
	AIM Investments	AIM Energy Fund	$9,704,093
	American Century Investments	International Growth Fund	1,596,253
	Barclays Global Investors	MCSI World Equity, Ex US Index Fund	1,070,283
	Barclays Global Investors	Lifepath 2010 Fund	4,731,011
	Barclays Global Investors	Lifepath 2020 Fund	6,883,137
	Barclays Global Investors	Lifepath 2030 Fund	5,637,008
	Barclays Global Investors	Lifepath 2040 Fund	4,045,733
	Barclays Global Investors	Lifepath Retirement Portfolio	1,654,116
	Franklin Templeton Investments	Growth Fund	11,450,547
	Janus Capital Corporation	Worldwide Fund	1,829,283
	Morgan Stanley Institutional Funds	Institutional Equity Growth Fund	2,864,421
	Morgan Stanley Institutional Funds	Small Company Growth Fund	13,133,334
	Morgan Stanley Institutional Funds	U.S. Real Estate Portfolio	16,129,482
	Oppenheimer Funds	Quest Global Value Fund	3,742,931
	Panagora Asset Management, Inc.	50/50 Fund	175,289,732
	Pimco Funds	High Yield Fund	6,737,524
*	Putnam Fiduciary Trust Company	Asset Allocation: Balanced Portfolio	48,703,533
*	Putnam Fiduciary Trust Company	Bond Index Fund	7,052,935
*	Putnam Fiduciary Trust Company	Cash Equivalent	545,984
*	Putnam Fiduciary Trust Company	Capital Opportunities Fund	3,212,712
*	Putnam Fiduciary Trust Company	Fund for Growth and Income	72,046,503
*	Putnam Fiduciary Trust Company	Health Sciences Fund	2,135,144
*	Putnam Fiduciary Trust Company	International Capital Opportunities Fund	10,745,814
*	Putnam Fiduciary Trust Company	International Equity Fund	26,944,009
*	Putnam Fiduciary Trust Company	International Growth and Income Fund	2,376,829

Coca-Cola Enterprises Inc.

Matched Employee Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year) (continued)

EIN #58-0503352    Plan #006

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Short-Term Investments, Collective Trusts and Common Stock Mutual Funds (continued)
*	Putnam Fiduciary Trust Company	Investors Fund	$33,287,721
*	Putnam Fiduciary Trust Company	Mid-Cap Value Fund	5,835,046
*	Putnam Fiduciary Trust Company	OTC & Emerging Growth Fund	29,728,362
*	Putnam Fiduciary Trust Company	Research Fund	1,073,519
*	Putnam Fiduciary Trust Company	S&P 500 Index Fund	41,419,098
*	Putnam Fiduciary Trust Company	Vista Fund	2,833,139
*	Putnam Institutional Management	Cash Equivalent	5,813,789
	SunTrust Institutional	Classic Small Cap Value Equity Fund	27,469,408
	Van Kampen	Utility Fund	1,329,026

	Common stock
*	Coca-Cola Enterprises Inc.	Common Stock	342,653,750
*	The Coca-Cola Company	Common Stock	82,726,939

	Guaranteed investment contract
	Prudential Insurance Company	Contract # 10097-211 Maturity Date: November 30, 2005 Interest Rate: 6.99%	2,632,768

	Synthetic Investment Contracts
	IXIS Financial	IGT INVESCO AAA ABS 103-12 Investment Entities	27,005,981
	IXIS Financial Wrapper	Contract # 1873-01 Maturity Date: wrapper contract with no definite maturity date Interest Rate: 3.58%	(119,256)

			26,886,725

Coca-Cola Enterprises Inc.

Matched Employee Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year) (continued)

EIN #58-0503352    Plan #006

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Synthetic Investment Contracts (continued)
	ING Life & Annuity	IGT MxMgr Core 103-12 Investment Entities	$25,738,772
	ING Life & Annuity Wrapper	Contract # 60070 Maturity Date: a wrapper contract with no definite maturity date Interest Rate: 5.45%	(429,307)

			25,309,465

	John Hancock Life	Hanc SA SFA Insurance Company Pooled Separate Account	4,646,051
	John Hancock Life Wrapper	Contract # 8865 Maturity Date: a wrapper contract with no definite maturity date Interest Rate: 6.31%	(219,019)

			4,427,032

	JP Morgan Chase	IGT MxMgr Int G/C 103-12 Investment Entities	31,057,267
	JP Morgan Chase Wrapper	Contract # 432175-MGC Maturity Date: a wrapper contract with no definite maturity date Interest Rate: 4.74%	(633,166)

			30,424,101

Coca-Cola Enterprises Inc.

Matched Employee Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year) (continued)

EIN #58-0503352    Plan #006

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Synthetic Investment Contracts (continued)
	Monumental	Short Term Investment Fund	$287,664
	Monumental	RAILL 97-1 A1 Fixed Income Security	660,331
	Monumental	US Treasury Note Maturity Date: November 2005 Interest Rate: 5.75%	1,033,090
	Monumental	US Treasury Note Maturity Date: December 2008 Interest Rate: 3.375%	2,496,031
	Monumental Wrapper	Contract # MDA 00185TR Maturity Date: December 15, 2008 Interest Rate: 3.64%	(18,941)

			4,458,175

	Rabobank Nederland	IGT MxMgr Int G/C 103-12 Investment Entities	29,496,348
	Rabobank Nederland Wrapper	Contact # CCE080301 Maturity Date: a wrapper contract with no definite maturity date Interest Rate: 4.73%	(643,202)

			28,853,146

Coca-Cola Enterprises Inc.

Matched Employee Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year) (continued)

EIN #58-0503352    Plan #006

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Synthetic Investment Contracts (continued)
	State Street Bank	IGT INVESCO Short Term 103-12 Investment Entities	$21,841,575
	State Street Bank Wrapper	Contract # 103028 Maturity Date: a wrapper contract with no definite maturity date Interest Rate: 3.74%	(55,137)

			21,786,438

	UBS AG	IGT INVESCO Short Term 103-12 Investment Entities	20,052,208
	UBS AG Wrapper	Contract # 5156 Maturity Date: a wrapper contract with no definite maturity date Interest Rate: 4.27%	(257,987)

			19,794,221

*	Participants	Loans with interest rates ranging from 4% to 12%, with maturities through 2019	83,862,442

			$1,262,866,661

*	Indicates a party-in-interest to the Plan

Note: Cost information has not been included in column (d) because all investments are participant directed.

Note: The total value of the guaranteed investment contract, synthetic investment contracts and the Putnam Institutional Management cash equivalent balance total to the PRIMCO Stable Value Fund.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC.

MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By	/s/ JOYCE KING-LAVINDER
Joyce King-Lavinder
Member, Global Retirement Programs Committee

Date: June 28, 2005

Exhibit Index

Exhibit Number	Description	Page Number
Exhibit 23 -	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	25